Exhibit 99.1

CENTRAL GOLD-TRUST

2nd Quarter Report

June 30, 2007

Central Gold-Trust

The Role of Central Gold-Trust

To serve investors as “The Gold Bullion Trust”TM.

To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions

The Declaration of Trust requires that at least 90% of Central Gold-Trust’s (Gold-Trust’s) assets be invested in physical gold bullion at all times. This cannot be changed without the approval of the Unitholders.

Gold-Trust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on a segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release Gold-Trust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of Gold-Trust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of Gold-Trust. On each occasion, inspections are required to be performed in the presence of both Gold-Trust’s external auditors and bank personnel.

Gold-Trust is subject to the regulations and reporting requirements of the American Stock Exchange, the Toronto Stock Exchange, and various Canadian provincial and U.S. securities regulatory authorities.

Conveniences

Gold-Trust’s units are listed on the American Stock Exchange (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of Gold-Trust units is as easy as calling one’s stockbroker or investment dealer. Gold-Trust is advised that its units are eligible for most types of Canadian and United States regulated capital accounts where physical bullion investment is often not permitted.

Gold-Trust’s stock exchange listings provide readily quoted, liquid markets for the units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of outright bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of Gold-Trust units.

Trustees’ Report to Unitholders

Central Gold-Trust is a passive, single purpose, self-governing trust, with voting units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Net assets at June 30, 2007 were 97.4% invested in gold. Gold holdings were comprised of 142,909 fine ounces of gold bullion and 4,785 fine ounces of gold bullion certificates for a total of 147,694 fine ounces at June 30, 2007.

The accounts of Gold-Trust are denominated in United States dollars and, unless otherwise noted, discussion in this Report refers to United States dollars.

A part of the Management’s Discussion and Analysis (MD&A) for the quarter ended June 30, 2007, with additional comments on pages 8 to 10 of this report, is as follows:

Net Assets – Net assets increased by $19,305,442, or 24.3%, during the six month period to a total of $98,591,994.  The increase in net assets was attributable to the increased price of gold during the period and the net proceeds of the public offering completed on April 5, 2007.

Net Income – The net loss for the quarter ended June 30, 2007 amounted to $1,846,639 ($0.46 per unit) compared to net income of $3,791,542 ($1.16 per unit) for the same period in 2006, after deducting expenses of $149,744 (2006: $131,445).  Virtually all of the net loss for the quarter represents the unrealized depreciation of bullion holdings, which, while not realized, is included in accordance with CICA Accounting Guideline 18.

Net income for the six months ended June 30, 2007 amounted to $1,218,802 ($0.34 per unit) compared to $12,151,814 ($3.71 per unit) for the same period in 2006 after deducting expenses of $305,640 (2006: $265,705).  Virtually all of the net income for the six month period is represented by the unrealized appreciation of bullion holdings less expenses, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Liquidity – All of the assets of Gold-Trust are liquid, consisting of gold bullion, cash and interest-bearing cash deposits.

According to legal and tax counsel, the units of Gold-Trust qualify for investment by individuals and most types of Canadian and U.S. retirement accounts and financial institutions.

We are committed to the secure stewardship of Central Gold-Trust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely,
On behalf of the Board of Trustees,

July 24, 2007	J.C. Stefan Spicer,
President & CEO

STATEMENT OF NET ASSETS

(expressed in U.S. dollars, unaudited)

		June 30,	December 31,
		2007	2006
Net assets:
Gold at market (note 3)		$96,074,947	78,131,980
Cash		36,441	69,281
Interest-bearing cash deposits (note 4)		2,524,849	1,168,270
Prepaid expenses & other		46,922	12,240
		98,683,159	79,381,771
Accrued liabilities (note 6)		(91,165)	(95,219)
Net assets representing Unitholders’ equity		$98,591,994	79,286,552

Represented by:
Capital (note 5) Units issued 3,992,500 (2006: 3,277,500)		$66,286,977	48,200,337
Retained earnings inclusive of unrealized appreciation of investments		32,305,017	31,086,215
		$98,591,994	79,286,552

Net asset value per unit		$24.69	24.19

Net asset value per unit expressed in Canadian dollars		$26.26	28.19

Exchange rate:	U.S. $1.00 = Cdn.	$1.0634	1.1653

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”                                       “Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS

(expressed in U.S. dollars, unaudited)

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
Net assets at beginning of period	$79,286,552	64,659,747	$82,351,993	73,020,019
Net issuance of units	18,086,640	—	18,086,640	—
Net income (loss) inclusive of unrealized appreciation (depreciation) of investments	1,218,802	12,151,814	(1,846,639)	3,791,542
Increase in net assets during the period	19,305,442	12,151,814	16,240,001	3,791,542
Net assets at end of period	$98,591,994	76,811,561	$98,591,994	76,811,561

STATEMENT OF INCOME

(expressed in U.S. dollars, unaudited)

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
Income (Loss):
Interest	$43,197	28,285	$30,401	14,186
Unrealized appreciation (depreciation) of investments	1,481,245	12,389,234	(1,727,296)	3,908,801
	1,524,442	12,417,519	(1,696,895)	3,922,987
Expenses:
Administration fees (note 6)	145,001	121,335	79,773	63,974
Safekeeping, insurance and bank charges	42,712	35,490	23,443	18,826
Legal fees (note 6)	27,236	28,040	9,001	14,977
Regulatory filing fees	22,637	15,168	3,246	1,572
Trustee fees and expenses (note 5)	21,253	19,023	9,159	9,108
Auditor’s fees	18,350	25,331	9,350	13,008
Unitholder information	11,949	8,722	6,883	3,791
Stock exchange fees	8,012	7,362	4,006	3,681
Registrar and transfer agent fees	6,942	5,172	3,906	2,122
Miscellaneous	739	253	227	240
Foreign currency exchange (gain) loss	809	(191)	750	146
Total expenses	305,640	265,705	149,744	131,445
Net income (loss):
inclusive of unrealized appreciation (depreciation) of investments	1,218,802	12,151,814	(1,846,639)	$3,791,542
Net income (loss) per unit:
inclusive of unrealized appreciation (depreciation) of investments	$0.34	3.71	$(0.46)	1.16

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY

(expressed in U.S. dollars, unaudited)

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
Capital: (note 5)
3,992,500 units (2006: 3,277,500)	$66,286,977	48,200,337	$66,286,977	48,200,337
Retained earnings:
Balance at beginning of period	31,086,215	16,459,410	34,151,656	24,819,682
Net income (loss)	1,218,802	12,151,814	(1,846,639)	3,791,542
Balance at end of period	32,305,017	28,611,224	32,305,017	28,611,224
Unitholders’ Equity	$98,591,994	76,811,561	$98,591,994	76,811,561

See accompanying notes to financial statements.

Notes to Financial Statements

For the six months ended June 30, 2007

(amounts expressed in U.S. dollars unless otherwise stated)

1.                 Central Gold-Trust (“Gold-Trust”) is a passive, single purpose, self-governing trust, with voting units, established under the laws of Ontario on April 28, 2003.

2.                 The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2006 audited financial statements of Gold-Trust.  These unaudited interim financial statements do not include all of the disclosures included in the 2006 Annual Report and accordingly should be read in conjunction with the 2006 Annual Report.

3.                 Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	June 30, 2007	December 31, 2006
Gold bullion in fine ounces	142,909	118,326
Gold certificates in fine ounces	4,785	4,581
Total fine ounces of gold	147,694	122,907
Cost (average $422.68 per fine ounce)	$62,426,808	45,903,639
Market – per fine ounce	$650.50	635.70
Market value	$96,074,947	78,131,980

4.                 Short term cash deposits:

As at June 30, 2007, the Trust held two U.S. dollar fixed deposits: $360,000 at a rate of 4.78% with a maturity date of July 3, 2007 and $1,500,000 at a rate of 5.20% with a maturity date of September 7, 2007.  The Trust also held one Canadian dollar flexible GIC in the amount of $707,000 at a rate of 3.75% with a maturity date of July 31, 2007.

5.                 Capital:

Under the Declaration of Trust, an unlimited number of units may be issued.  Each unit carries one vote at all meetings of Unitholders.  Each unit is transferable and represents an equal, undivided, beneficial interest in Gold-Trust, in any distributions therefrom and in the net assets in the event of the termination or winding up of the Trust.  There were 3,992,500 units issued and outstanding on June 30, 2007.

On April 5, 2007, the Trust, through a public offering, issued 715,000 units for proceeds of $18,086,640 net of underwriting fees of $753,610.  This issue increased the number of outstanding units to 3,992,500, an increase of 22%.

The net proceeds from this public offering were used to purchase 24,787 fine ounces of gold in physical bar form at a cost of $16,523,169. The balance of $1,563,471 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

The units of Gold-Trust are redeemable by a holder at any time at a price equal to the lesser of: 90% of the average market price during a 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the closing market price on the last day of the period.

6.                 Related party transactions:

Gold-Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold-Trust through certain of its officers and Trustees.  Administration fees remitted to Central Gold Managers Inc. for the six months ended June 30, 2007 increased to $145,001 from $121,335 due to the increase in the value of assets under administration.  Included in accrued liabilities at June 30, 2007 is $26,127 (2006: $20,547) due to the Administrator.  The Administrator furnishes administrative services to Gold-Trust.  For such services, Gold-Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold-Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and 0.20% per annum for any excess over $200,000,000 of total assets. No Trustees fees are paid by Gold-Trust to Trustees who are members of the Executive Committee of Gold-Trust. The Administrator has consented since 2003 to reduced fees at three-quarters of stated rates during this stage of Gold-Trust’s development.

Sprott Asset Management Inc., (“SAM”) has had a marketing and advisory services agreement with the Administrator for the benefit of Gold-Trust.  Fees amounting to $4,116 were paid to SAM by the Administrator during the six months ended June 30, 2007 (2006: $20,543).

Gold-Trust incurred legal fees amounting to $27,236 for the six months ended June 30, 2007 (2006: $28,040), of which $24,244 (2006: $28,040) was payable to a legal firm, of which one of Gold-Trust’s officers was a partner.  A balance of $12,000 was included in accrued liabilities at June 30, 2007 (2006: $7,000) relating to these services.

7.              Financial Highlights:

	Six months ended June 30,		Quarter ended June 30,
	2007	2006	2007	2006
Per unit performance:
Net asset value per unit at beginning of period	$24.19	19.73	$25.13	22.28
Net loss before unrealized appreciation (depreciation) of holdings	(0.07)	(0.07)	(0.03)	(0.04)
Unrealized appreciation (depreciation) of holdings	0.57	3.78	(0.41)	1.20
Total increase (decrease)	0.50	3.71	(0.44)	1.16
Net asset value per unit at end of period	$24.69	23.44	$24.69	23.44
Total return (1)	2.1%	18.8%	(1.8)%	5.2%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (1)	0.34%	0.35%	0.15%	0.17%
Net loss before appreciation (depreciation) of holdings	0.29%	0.31%	0.12%	0.15%

(1) Ratios not annualized

8.                 Principal differences between Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles which would require a reconciliation in the financial statements of Central Gold-Trust.

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold-Trust (“Gold-Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5, 6 and 7 should be referred to as supplementary information to this discussion and analysis.

Gold-Trust is a passive, single purpose, self-governing trust established by Declaration of Trust on April 28, 2003.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  Gold-Trust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  Gold-Trust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to Gold-Trust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the quarter ended June 30, 2007.

Results of Operations – Changes in Net Assets

Net assets increased by $19,305,442 or 24.3% during the six months ended June 30, 2007 to a total of $98,591,994.  The increase in net assets was due to the increased price of gold and the proceeds of the public offering completed on April 5, 2007. (See Note 5)

Summary of Quarterly Financial Information

	Quarter ended (in U.S. $)
	June 30/07	Mar. 31/07	Dec. 31/06	Sept. 30/06
Income (loss) inclusive of unrealized appreciation (depreciation) of investments	$(1,696,895)	3,221,337	4,460,318	(1,736,445)
Net income (loss) inclusive of unrealized appreciation (depreciation) of investments	$(1,846,639)	3,065,441	4,333,319	(1,858,328)
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of investments	$(0.46)	0.94	1.32	(0.57)

	Quarter ended (in U.S. $)
	June 30/06	Mar. 31/06	Dec. 31/05	Sept. 30/05
Income inclusive of unrealized appreciation of investments	$3,922,987	8,494,532	4,869,040	4,501,625
Net income inclusive of unrealized appreciation of investments	$3,791,542	8,360,272	4,798,862	4,410,656
Net income per Unit inclusive of unrealized appreciation of investments	$1.16	2.55	1.46	1.35

Forward-looking Observations

Changes in the market price of gold are the primary cause of changes in the net asset value per unit.  Assuming as a constant exchange rate, the rate which existed on June 30, 2007 of $1.0634 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately U.S. $2.41 per unit or Cdn. $2.56 per unit.

When expressed in U.S. dollar terms, Gold-Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold-Trust’s net assets are gold which is priced in U.S. dollars.  However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because close to 98% of Gold-Trust’s net assets are denominated in U.S. dollars, including gold bullion and cash deposits.  An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars.  As previously mentioned, close to 98% of Gold-Trust’s net assets are denominated in U.S. dollars.  Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations – Net Income

Gold-Trust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, Gold-Trust only seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust.  Gold-Trust’s actual revenues are a miniscule percentage of its net assets.   However the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies, requires Gold-Trust to record unrealized appreciation (depreciation) of investments in income.

Net income for the six months ended June 30, 2007 was $1,218,802 ($0.34 per unit) compared to $12,151,814 ($3.71 per unit) for the same period in 2006, after deducting expenses of $305,640 (2006: $265,705).  Expenses increased for the period, primarily due to higher administration fees resulting from the increase in net assets, and due to increased safekeeping, regulatory and filing costs. Virtually all of the net income for the period is represented by the unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, was 0.34% for the six months ended June 30, 2007 compared to 0.35% for the same period in 2006.  For the twelve months ended June 30, 2007, the expense ratio was 0.66% compared to 0.67% for the twelve months ended June 30, 2006.

Liquidity and Capital Resources

All of Gold-Trust’s assets are liquid.  Gold-Trust holds small cash reserves that generate some income primarily to be applied to pay expenses.  For the six months ended June 30, 2007, Gold-Trust’s cash reserves, including cash equivalents, increased by $1,323,739.  The ability of Gold-Trust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Gold-Trust in the future not have sufficient cash to meet its needs, minor portions of Gold-Trust’s bullion holdings may need to be sold to provide working capital and to pay for redemptions (if any) of units.  Sales of bullion could result in Gold-Trust realizing capital losses or gains.

Related party information

Please refer to Note 6 on page 6 of this interim report.

Other

Gold-Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of Gold-Trust’s expenses are paid, and Gold-Trust’s units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond Gold-Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold-Trust’s accounts or on the trading value of Gold-Trust’s units in Canadian dollars.

The Trustees will consider from time to time the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge Gold-Trust’s asset base should enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of current and new Unitholders.

The Trust is advised that U.S. Investors investing in Gold-Trust units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in Gold-Trust units.

This Report, dated July 24, 2007, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

Corporate Information

Trustees	Officers

John P. Embry (E)	John P. Embry, Co-Chairman
Brian E. Felske (A) (I)	Philip M. Spicer, Co-Chairman
Douglas E. Heagle (A) (C) (I) (L)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I)	John S. Elder, Q.C., Secretary
Robert R. Sale (A) (C) (I)	J.L. Michele Spicer, Assistant-Secretary
Philip M. Spicer (N) (E)	William L. Trench, A.C.I.S., CFO
J.C. Stefan Spicer (N) (E)	Krystyna S. Bylinowski, Treasurer

(A)	-	Member of Audit Committee
(C)	-	Member of Corporate Governance & Nominating Committee
(E)	-	Member of Executive Committee
(I)	-	Independent Trustee
(L)	-	Lead Trustee
(N)	-	Nominee of the Administrator

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Toronto, Ontario, Canada

Auditors	Registrar and Transfer Agent

Ernst & Young LLP	CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada	Mellon Investor Services LLC, N.Y.

Legal Counsel	Stock Exchange Listings

Fraser Milner Casgrain LLP	AMEX Symbol :	GTU
Toronto, Ontario, Canada	TSX Symbols:	GTU.UN (Cdn $)
GTU.U (U.S. $)
Dorsey & Whitney LLP
Toronto, Ontario, Canada

Unit Asset Value Information

The net asset value per unit is calculated daily and is available by calling Central Gold-Trust at (905) 304-4653. The total net assets, the net asset value per unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLD-TRUST

“The Gold Bullion Trust”

Phone:  905-304-GOLD (4653)

                                               Fax:  905-648-4196

                                         E-Mail:  info@gold-trust.com

www.gold-trust.com

www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2